

中策集團有限公司
China Strategic Holdings Limited

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Rd.,
Kwun Tong, Kowloon, Hong Kong.
電話 Tel : (852) 2372 0130
傳真 Fax : (852) 2537 6591

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC


SEC MAIL
RECEIVED
PROCESSING
MAR 0 8 2005
WASH, D.C.
202
SECTION

7th March, 2005

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D
U.S.A.


05006550

SUPPL

BY COURIER

Ladies and Ge

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 19th January, 2005;;
2. Announcement dated 21st January, 2005;
3. Announcement dated 21st February, 2005;
4. Announcement dated 28th February, 2005;
5. Announcement dated 3rd March, 2005; and
6. Forms D2A and D3 dated 19th January, 2005.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited

PROCESSED
MAR 1 7 2005
THOMSON
FINANCIAL



Jenny Chan
Secretary

Encl.

JC/DT/CSH05

3/17


RECEIVED
MAR 0 8 2005
202



CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(stock code: 235)

CHANGE OF DIRECTORS

The Board of Directors (the "Board") of China Strategic Holdings Limited (the "Company") is pleased to announce that Mr. Sin Chi Fai has been appointed as an independent non-executive director of the Company and a member of the audit committee with effect from 19th January, 2005.

Mr. Sin Chi Fai, aged 44, a director and a shareholder of a Singapore company engaged in the distribution of data storage media and computer related products in Asian countries. Mr. Sin obtained a diploma in Banking from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University). He has over 10 years' experience in banking field and has 10 years' sales and marketing experience in information technology industries.

Mr. Sin has been appointed as an independent non-executive director of Wing On Travel (Holdings) Limited and Capital Estate Limited. All of the above companies are public companies whose shares are listed on The Stock Exchange of Hong Kong Limited. Save as disclosed above, Mr. Sin does not have any directorship in any listed companies in the past three years. He has not previously held any position with the Company or its subsidiaries and, save as disclosed above, does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, Mr. Sin does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Future Ordinance.

There is no service contract entered into between the Company and Mr. Sin. He will have no fixed term of service with the Company and will hold office until the next annual general meeting of the Company and will be eligible for re-election at the meeting in accordance with the Articles of Association of the Company. Mr. Sin will be entitled to an annual director's fee of Singapore dollars 10,000.00 for the performance of his duties as an independent non-executive and a member of audit committee of the Company (subject to review by the Board from time to time).

Save as disclosed above, there are no other matters in relation to the appointment of Mr. Sin that need to be brought to the attention of the shareholders of the Company.

The Board wishes to express its warmest welcome to Mr. Sin for joining the Company.

The Board also announces that Ms. Fung Wan Yiu, Agnes has resigned as an independent non-executive director and a member of the audit committee of the Company with effect from 19th January, 2005. The reason for Ms. Fung's resignation is that she is a partner of a legal firm that has from time to time rendered legal services to the substantial shareholder of the Company and its connected person, she may not be able to satisfy the requirements of independence under the recent amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, which came into effect on 31st March, 2004. Ms. Fung has confirmed that she has no disagreement with the Board and there are no matters that need to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited upon her resignation.

The Board would like to take this opportunity to express its sincere gratitude to Ms. Fung for her valuable contribution to the Company during the tenure of her service.

As at the date of this announcement, the Board comprises of:—

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

Independent Non-Executive Directors:
Mr. David Edwin Bussmann
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

By order of the Board
Chan Yan Yan, Jenny
Secretary

Hong Kong, 19th January, 2005



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
Stock code: 498



HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
Stock code: 275



CHINA STRATEGIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
Stock code: 235


SEC MAIL PROCESSING
RECEIVED
MAR 08 2005
WASH, D.C. 202 SECTION

JOINT ANNOUNCEMENT

Hanny Holdings Limited ("Hanny") and Paul Y. - ITC Construction Holdings Limited ("Paul Y")'s announcements pursuant to Rule 3.3 of the Hong Kong Code on Takeovers and Mergers and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")

Reference is made to the announcement of Hanny dated 15th October, 2004 and the joint announcement of Paul Y and ITC Corporation Limited dated 15th October, 2004 (the "Announcements").

As stated in the Announcements, Hanny and Paul Y have been approached by a third party in connection with the possible acquisition (the "Possible Acquisition") by that third party of some or all of their interests in the shares of China Strategic Holdings Limited ("China Strategic") from Paul Y and/or Hanny, which may or may not result in a general offer for all of the shares of China Strategic.

In view of the increases in the price and the trading volume of the shares of China Strategic as mentioned below, Hanny and Paul Y wish to announce that they are still in discussions with the third party regarding the Possible Acquisition and that the discussions regarding the Possible Acquisition have proceeded to an advanced stage. However, terms of the Possible Acquisition are yet to be agreed and the Possible Acquisition may or may not proceed. If such Possible Acquisition proceeds, it may constitute notifiable transactions for Paul Y and/or Hanny under Chapter 14 and/or Chapter 14A of the Listing Rules. The companies will comply with any disclosure or other relevant requirements of the Listing Rules.

Listing Rule 13.10 statement of China Strategic

The directors of China Strategic have noted the recent increases in the price and the trading volume of the shares of China Strategic and wish to state that we are not aware of any reasons for such increases.

Reference is made to the announcements issued by China Strategic dated 15th October, 2004, 15th November, 2004 and 31st December, 2004 respectively and the joint announcement made by China Strategic and Wing On Travel (Holdings) Limited dated 30th November, 2004 regarding, among others, the Possible Acquisition.

As stated in the announcement of China Strategic dated 31st December, 2004, the discussions regarding the Possible Acquisition were not in an advanced stage. China Strategic has been informed by each of Hanny and Paul Y that it is still in discussions with the third party regarding the Possible Acquisition and that the discussions regarding the Possible Acquisition have proceeded to an advanced stage. However, terms of the Possible Acquisition are yet to be agreed and the Possible Acquisition may or may not proceed. Save for the aforementioned, the directors of China Strategic confirm that there are no negotiations or agreements relating to the intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of directors of China Strategic aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature.

Made by the order of China Strategic, the board of directors of which individually and jointly accept responsibility for the accuracy of this statement.

Warnings

As the Possible Acquisition may or may not proceed, the respective shareholders of Paul Y, Hanny and China Strategic and the potential investors are advised to exercise caution when dealing in the shares of Paul Y, Hanny and China Strategic.

By Order of the Board of
Paul Y. - ITC Construction Holdings Limited
Wong Lai Kin, Elsa
Company Secretary

By Order of the Board of
Hanny Holdings Limited
Cheng Wai Chu, Judy
Company Secretary

By Order of the Board of
China Strategic Holdings Limited
Chan Yan Yan, Jenny
Company Secretary

Hong Kong, 21st January, 2005

The directors of Paul Y jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to China Strategic and Hanny) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to China Strategic and Hanny) have been arrived at after due and careful consideration and there are no other facts (other than that relating to China Strategic and Hanny) not contained in this announcement, the omission of which would make any statement (other than that relating to China Strategic and Hanny) in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Paul Y and China Strategic) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to Paul Y and China Strategic) have been arrived at after due and careful consideration and there are no other facts (other than that relating to Paul Y and China Strategic) not contained in this announcement, the omission of which would make any statement (other than that relating to Paul Y and China Strategic) in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Paul Y and Hanny) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to Paul Y and Hanny) have been arrived at after due and careful consideration and there are no other facts (other than that relating to Paul Y and Hanny) not contained in this announcement, the omission of which would make any statement (other than that relating to Paul Y and Hanny) in this announcement misleading.

As at the date of this announcement, the directors of Paul Y *are as follows:*

Executive Directors:
Dr. Chan Kwok Keung, Charles
Mr. Lau Ko Yuen, Tom
Mr. Chan Fut Yan
Ms. Chau Mei Wah, Rosanna
Mr. Cheung Hon Kit

Non-executive Director:
Mr. Cheung Ting Kau, Vincent

Independent Non-executive Directors:
Mr. Kwok Shiu Keung, Ernest
Mr. Chan Shu Kin
Dr. Chow Ming Kuen, Joseph

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-executive Directors:
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(Alternate to Mr. Fok Kin-ning, Canning)

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

As at the date of this announcement, the directors of China Strategic are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

Independent Non-executive Directors:
Mr. David Edwin Bussmann
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
Stock code: 498



HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
Stock code: 275



CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
Stock code: 235


SEC MAIL PROCESSING
RECEIVED
MAR 08 2005
WASH, D.C. 202 SECTION

JOINT ANNOUNCEMENT

In accordance with Rule 3.7 of the Hong Kong Code on Takeovers and Mergers, Hanny, Paul Y and China Strategic wish to inform the public of the status of the Possible Acquisition.

Reference is made to the announcements issued by China Strategic Holdings Limited (**"China Strategic"**) dated 15th October, 2004, 15th November, 2004 and 31st December, 2004 respectively, the announcement of Hanny Holdings Limited (**"Hanny"**) dated 15th October, 2004, the joint announcement of Paul Y. - ITC Construction Holdings Limited (**"Paul Y"**) and ITC Corporation Limited dated 15th October, 2004, the joint announcement of China Strategic and Wing On Travel (Holdings) Limited dated 30th November, 2004 and the joint announcement of China Strategic, Hanny and Paul Y dated 21st January, 2005 regarding, among others, the possible acquisition (the **"Possible Acquisition"**) by a third party of some or all of the interests of Hanny and Paul Y in the shares of China Strategic, which may or may not result in a general offer for all of the shares of China Strategic.

China Strategic has been informed by each of Hanny and Paul Y, and each of Hanny and Paul Y wishes to announce, that they are still in discussion with the third party regarding the Possible Acquisition and that the discussion regarding the Possible Acquisition has proceeded to an advanced stage. However, the terms of the Possible Acquisition are yet to be agreed and the Possible Acquisition may or may not proceed.

If such Possible Acquisition proceeds, it may constitute notifiable transactions for Paul Y and/or Hanny under Chapter 14 and/or Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the **"Listing Rules"**). The companies will comply with any disclosure or other relevant requirements of the Listing Rules.

Warnings

As the Possible Acquisition may or may not proceed, the respective shareholders of Paul Y, Hanny and China Strategic and the potential investors are advised to exercise caution when dealing in the shares of Paul Y, Hanny and China Strategic.

By Order of the Board of
Paul Y. - ITC Construction Holdings Limited
Wong Lai Kin, Elsa
Company Secretary

By Order of the Board of
Hanny Holdings Limited
Cheng Wai Chu, Judy
Company Secretary

By Order of the Board of
China Strategic Holdings Limited
Chan Yan Yan, Jenny
Company Secretary

Hong Kong, 21st February, 2005

The directors of Paul Y jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to China Strategic and Hanny) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to China Strategic and Hanny) have been arrived at after due and careful consideration and there are no other facts (other than that relating to China Strategic and Hanny) not contained in this announcement, the omission of which would make any statement (other than that relating to China Strategic and Hanny) in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Paul Y and China Strategic) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to Paul Y and China Strategic) have been arrived at after due and careful consideration and there are no other facts (other than that relating to Paul Y and China Strategic) not contained in this announcement, the omission of which would make any statement (other than that relating to Paul Y and China Strategic) in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Paul Y and Hanny) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to Paul Y and Hanny) have been arrived at after due and careful consideration and there are no other facts (other than that relating to Paul Y and Hanny) not contained in this announcement, the omission of which would make any statement (other than that relating to Paul Y and Hanny) in this announcement misleading.

As at the date of this announcement, the directors of Paul Y are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Mr. Lau Ko Yuen, Tom
Mr. Chan Fut Yan
Ms. Chau Mei Wah, Rosanna
Mr. Cheung Hon Kit

Non-executive Director:
Mr. Cheung Ting Kau, Vincent

Independent Non-executive Directors:
Mr. Kwok Shiu Keung, Ernest
Mr. Chan Shu Kin
Dr. Chow Ming Kuen, Joseph

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-executive Directors:
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(Alternate to Mr. Fok Kin-ning, Canning)

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

As at the date of this announcement, the directors of China Strategic are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

Independent Non-executive Directors:
Mr. David Edwin Bussmann
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai




SEC MAIL PROCESSING
RECEIVED
MAR 08 2005
WASH D.C. 202 SECTION

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 235)

ANNOUNCEMENT OF RESULTS OF MRI HOLDINGS LIMITED FOR THE YEAR ENDED 31ST DECEMBER, 2004

MRI Holdings Limited, a 57.26% owned subsidiary of China Strategic Holdings Limited, has announced its unaudited financial results for the year ended 31st December, 2004. The unaudited financial statements of MRI are set out below.

This announcement is made by China Strategic Holdings Limited ("CSH") pursuant to the requirement of Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to provide shareholders of CSH with financial information of MRI Holdings Limited ("MRI"), is an approximately 57.26% owned subsidiary of CSH, which has announced such information to the public in Australia on 28th February, 2005.

The board of directors (the "Board") of CSH announces the unaudited financial results of MRI for the year ended 31st December, 2004 which has been announced by MRI in accordance with rule 4.3A of the Australian Stock Exchange on 28th February, 2005, in Australia. MRI is a company incorporated in Australia and its shares are listed on the Australian Stock Exchange.

The unaudited financial statements for the year ended 31st December, 2004 are prepared in accordance with the Corporations Act 2001, applicable Accounting Standards and complies with other requirements of the law of Australia.

Results

The condensed consolidated results of MRI and its subsidiaries for the years ended 31st December, 2004 and 2003 which has been reviewed by its auditors are as follows:

	Year ended 31st December, 2004 *A$'000*	2003 *A$'000*
Turnover	**822**	635
Operating (loss)/profits	**(662)**	2,391
Taxation	**(123)**	(111)
(Loss)/profits attributable to shareholders	**(785)**	2,280
Accumulated losses brought forward	**(12,860)**	(15,140)
Accumulated losses carried forward	**(13,645)**	(12,860)
Basic (losses) earnings per share	**(1.7) cents**	5.0 cents

Diluted (losses) earnings per share is not materially different from basic (losses) earnings per share and therefore is not disclosed.

Balance Sheet Highlights

The condensed consolidated balance sheets of MRI and its subsidiaries which has been reviewed by its auditors shows the followings:

	As at 31st December, 2004 *A$'000*	2003 *A$'000*
Current assets	**16,226**	16,277
Non current assets	**5,643**	6,540
Total assets	**21,869**	22,817
Current liabilities	**(201)**	(189)
Non current liabilities	**(140)**	(71)
Net assets	**21,528**	22,557
Share capital	**31,184**	31,184
Reserves and accumulated losses	**(9,656)**	(8,627)
	21,528	22,557

By Order of the Board
Chan Ling, Eva
Executive Director

Hong Kong, 28th February, 2005

As at the date of this announcement, the Board comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva, Mr. Li Bo as executive directors, Mr. Chan Kwok Hung and Mr. Lui Siu Tsuen, Richard as alternate directors to Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively and Mr. David Edwin Bussmann, Mr. Wong King Lam, Joseph and Mr. Sin Chi Fai as independent non-executive directors.



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
Stock code: 498



HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
Stock code: 275


SEC MAIL PROCESSING
RECEIVED
MAR 08 2005
WASH, D.C. 202 SECTION



CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
Stock code: 235

JOINT ANNOUNCEMENT

Hanny, Paul Y and China Strategic wish to inform the public of the status of the Possible Acquisition.

Reference is made to the announcements issued by China Strategic Holdings Limited ("**China Strategic**") dated 15th October, 2004, 15th November 2004 and 31st December, 2004 respectively, the announcement of Hanny Holdings Limited ("**Hanny**") dated 15th October, 2004, the joint announcement of Paul Y. - ITC Construction Holdings Limited ("**Paul Y**") and ITC Corporation Limited dated 15th October, 2004, the joint announcement of China Strategic and Wing On Travel (Holdings) Limited dated 30th November, 2004 and the joint announcements of China Strategic, Hanny and Paul Y dated 21st January, 2005 and 21st February, 2005 respectively regarding, among others, a possible acquisition (the "**Possible Acquisition**") by a third party (the "**First Potential Purchaser**") of some or all of the interests of Hanny and Paul Y in China Strategic.

China Strategic has been informed by each of Hanny and Paul Y, and each of Hanny and Paul Y wishes to announce, that its negotiation with the First Potential Purchaser regarding the Possible Acquisition was terminated on 2nd March, 2005. However, Hanny and Paul Y have commenced negotiation with another interested party (the "**Second Potential Purchaser**") on a possible acquisition of a controlling stake in China Strategic by the Second Potential Purchaser. Hanny and Paul Y are in active negotiation with the Second Potential Purchaser but no terms of the acquisition have been agreed and the acquisition may or may not proceed.

As the proposed acquisition by the Second Potential Purchaser may or may not proceed, the respective shareholders of Paul Y, Hanny and China Strategic and the potential investors are advised to exercise caution when dealing in the shares of Paul Y, Hanny and China Strategic.

By Order of the Board of
Paul Y. - ITC Construction Holdings Limited
Wong Lai Kin, Elsa
Company Secretary

By Order of the Board of
Hanny Holdings Limited
Cheng Wai Chu, Judy
Company Secretary

By Order of the Board of
China Strategic Holdings Limited
Chan Yan Yan, Jenny
Company Secretary

Hong Kong, 3rd March, 2005

The directors of Paul Y jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to China Strategic and Hanny) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to China Strategic and Hanny) have been arrived at after due and careful consideration and there are no other facts (other than that relating to China Strategic and Hanny) not contained in this announcement, the omission of which would make any statement (other than that relating to China Strategic and Hanny) in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Paul Y and China Strategic) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to Paul Y and China Strategic) have been arrived at after due and careful consideration and there are no other facts (other than that relating to Paul Y and China Strategic) not contained in this announcement, the omission of which would make any statement (other than that relating to Paul Y and China Strategic) in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Paul Y and Hanny) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to Paul Y and Hanny) have been arrived at after due and careful consideration and there are no other facts (other than that relating to Paul Y and Hanny) not contained in this announcement, the omission of which would make any statement (other than that relating to Paul Y and Hanny) in this announcement misleading.

As at the date of this announcement, the directors of Paul Y are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Mr. Lau Ko Yuen, Tom
Mr. Chan Fut Yan
Ms. Chau Mei Wah, Rosanna
Mr. Cheung Hon Kit

Non-executive Director:
Mr. Cheung Ting Kau, Vincent

Independent Non-executive Directors:
Mr. Kwok Shiu Keung, Ernest
Mr. Chan Shu Kin
Dr. Chow Ming Kuen, Joseph

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-executive Directors:
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(Alternate to Mr. Fok Kin-ning, Canning)

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

As at the date of this announcement, the directors of China Strategic are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

Independent Non-executive Directors:
Mr. David Edwin Bussmann
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第158(4)及(4A)條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**



重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 29649

1 公司名稱 Company Name

China Strategic Holdings Limited
中策集團有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of ~~Secretary／~~Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

個人秘書／董事的姓名 Name of Individual ~~Secretary／~~ Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
馮 蘊 瑤	Fung	Wan Yiu, Agnes

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
G528575(4)	-

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation: ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
19	01	2005

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

☐ 是 Yes
☑ 否 No

(註 Note 5) 提交人的資料 Presentor's Reference

姓名 Name: Treasure Way Services Limited

地址 Address: 8/F., Paul Y. Centre, 51 Hung To Road
Kwun Tong, Kowloon, Hong Kong

電話 Tel: 2372 0130 傳真 Fax: 2810 6982

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

表格 Form **D2A**

公司編號 Company Number: 29649

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 Name in Chinese	冼 志 輝
英文姓名 Name in English	Sin (姓氏 Surname) / Chi Fai (名字 Other Names)
前用姓名 Previous Names	
別名 Alias	
(註 Note 13) 住址 Residential Address	6 Bedok Reservoir View #15-18, The Clearwater, 479234 — 國家 Country: Singapore
(註 Note 14) 電郵地址 E-mail Address	

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
Singapore	S2661347G

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY
19	01	2005

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) **身份 Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

(註 Note 19) **中文名稱 Name in Chinese**:

(註 Note 19) **英文名稱 Name in English**:

(註 Note 20) **地址 Address**:

國家 Country:

(註 Note 21) **電郵地址 E-mail Address**:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY

(註 Note 22) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事**
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☐ 否 No

本通知書包括 ____ 張續頁 A、____ 張續頁 B 及 ____ 張續頁 C。

This Notification includes 0 **Continuation Sheet(s) A,** 0 **Continuation Sheet(s) B and** 0 **Continuation Sheet(s) C.**

簽署 Signed : [signature]

姓名 Name : Chan Yan Yan, Jenny

~~董事 Director~~／秘書 Secretary *

日期 Date : 19th January, 2005

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)



公司註冊處
Companies Registry

出任董事或候補董事職位同意書
Consent to Act as Director or Alternate Director

(公司條例第158(5)條)
(Companies Ordinance s. 158(5))



RECEIVED
MAR 08 2005

表格 Form **D3**

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number: 29649

公司名稱 Company Name

China Strategic Holdings Limited
中策集團有限公司

本人 I, Sin Chi Fai 冼志輝 同意出任上述公司的 consent to act as the above company's

(請填報姓名 Please state full name)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

☑ 董事，Director

☐ 候補董事，Alternate Director — 代替 Alternate to:

(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期為 with effect from 19 (日 DD) 01 (月 MM) 2005 (年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

簽署 Signed: [signature]

日期 Date: 19 / 1 / 2005 (日 DD / 月 MM / 年 YYYY)

提交人的資料 Presentor's Reference	請勿填寫本欄 For Official Use
姓名 Name: Treasure Way Services Limited 地址 Address: 8/F., Paul Y. Centre, 51 Hung To Road Kwun Tong, Kowloon, Hong Kong 電話 Tel: 2372 0130 傳真 Fax: 電郵地址 E-mail Address: 檔號 Reference:	收件日期 RECEIVED 27-01-2005 公司註冊處(行政組) COMPANIES REGISTRY (Administration Section)

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)